Exhibit 12.1

CENTERPOINT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended	Years Ended December 31,
	06/30/2003	2002	2001	2000	1999	1998
Available earnings:

Income from continuing operations before income taxes and equity in net income of affiliate plus gains on sale of real estate	$18,020	$43,356	$21,627	$50,154	$43,811	$30,090
Plus:
Interest expense	10,574	28,752	30,778	30,976	19,954	13,659
Amortization of deferred financing costs	1,754	2,918	2,376	2,155	1,905	1,817
Distributed share of equity from affiliates	708	1,993	3,309	—	2,128	—

Available earnings	$31,056	$77,019	$58,090	$83,285	$67,798	$45,566

Fixed charges:
Interest expense, including interest expense from discontinued operations	$11,934	$29,875	$30,778	$30,976	$19,954	$13,659
Amortization of deferred financing costs	1,754	2,918	2,376	2,155	1,905	1,817
Interest capitalized	4,383	8,444	7,154	3,404	1,926	2,214

Fixed charges	$18,071	$41,237	$40,308	$36,535	$23,785	$17,690

Ratio of earnings to fixed charges	1.7	1.9	1.4	2.3	2.9	2.6